UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alnylam Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

02043Q107

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02043Q107

1.	Names of Reporting Persons SANOFI
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Republic of France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 share
	6.	Shared Voting Power 10,256,633 shares
	7.	Sole Dispositive Power 1,490,295 shares
	8.	Shared Dispositive Power 8,766,338 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,256,633 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.1%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

Alnylam Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

300 Third Street, Cambridge, MA 02142

Item 2.

(a)	Name of Person Filing

Sanofi

(b)	Address of Principal Business Office or, if none, Residence

54 Rue La Boétie, 75008 Paris (France)

(c)	Citizenship

The Republic of France

(d)	Title of Class of Securities

Common stock, $0.01 par value

(e)	CUSIP Number

02043Q107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

10,256,633 shares

(b)	Percent of class:

12.1% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0 share

(ii)	Shared power to vote or to direct the vote

10,256,633 shares (2) (3)

(iii)	Sole power to dispose or to direct the disposition of

1,490,295 shares (3)

(iv)	Shared power to dispose or to direct the disposition of

8,766,338 shares (3) (4)

(1)	Calculated based on 84,735,707 shares of common stock outstanding at October 30, 2015, as indicated in Alnylam’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2015.
(2)	Genzyme will vote, and cause its affiliates to vote, all shares of Alnylam voting securities it is entitled to vote, up to a maximum of 20% of Alnylam’s outstanding common stock, in a manner either as recommended by Alnylam’s board of directors or proportionally with the votes cast by the other stockholders, except with respect to certain change of control transactions or the liquidation or dissolution of Alnylam.
(3)	Following the acquisition on February 1, 2016 of 205,030 shares of common stock.
(4)	Genzyme may not dispose of 8,766,338 shares of common stock beneficially owned by it until the earlier of (i) December 31, 2019 (subject to extension by up to two years if Genzyme’s option to select additional compounds under the Master Collaboration Agreement, dated January 11, 2014, by and between Alnylam and Genzyme (the “Master Agreement”) is extended beyond December 31, 2019) and (ii) six months after the expiration or earlier valid termination of the collaboration between Alnylam and Genzyme pursuant to the Master Agreement (the “Collaboration”), in each case subject to earlier termination in the event certain clinical activities under the Collaboration fail to occur. Following the expiration of this lock-up period, Genzyme will be permitted to sell such shares of common stock subject to certain limitations, including volume and manner of sale restrictions. Notwithstanding the foregoing, beginning on February 27, 2016, in the event that the market price per share of Alnylam’s common stock is at least 100% higher than the market price per share of its common stock at February 27, 2014 (in each case based upon a ten-day trailing average), Genzyme may sell up to 25% of its initial 8,766,338 shares, subject to certain restrictions on post-lock-up period dispositions as described above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Genzyme Corp.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
Date

/s/ Alexandra Roger*
Signature

Alexandra Roger Head of Securities Law and Capital Markets
Name/Title

*	Alexandra Roger is signing on behalf of Sanofi by power of attorney previously filed with the Securities and Exchange Commission on February 3, 2016 as Exhibit 24 to Form 4, and hereby incorporated by reference herein.